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                           March 16, 2023

       Herman Billung
       Chief Executive Officer
       Himalaya Shipping Ltd.
       S.E. Pearman Building, 2nd floor
       9 Par-la-Ville Road
       Hamilton HM 11, Bermuda

                                                        Re: Himalaya Shipping
Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed February 27,
2023
                                                            File No. 333-270337

       Dear Herman Billung:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Prospectus Summary
       Listing, page 12

   1. We note your disclosure that your previously issued common shares will remain listed on the Euronext Expand and
you intend to file the Norwegian Prospectus before the
                                                        Norwegian FSA for the
admission to listing and trading of the common shares offered in this public offering on
Euronext Expand, upon which approval the Company intends to
                                                        publish the Norwegian
Prospectus and your common shares will be tradeable from the
                                                        New York Stock Exchange
to the Euronext Expand. We also note your related disclosure on page 39 that your
common shares issued in this initial public offering will not be immediately tradeable
between the New York Stock Exchange and Euronext Expand.
 Herman Billung
FirstName  LastNameHerman Billung
Himalaya Shipping  Ltd.
Comapany
March      NameHimalaya Shipping Ltd.
       16, 2023
March2 16, 2023 Page 2
Page
FirstName LastName
         Please revise to clarify whether investors will be able to purchase shares in one market and sell shares in the other market. If so, also explain how trading between the exchanges would operate.
Risk Factors
Our bye-laws provide that the federal district courts of the United States of America are the sole and exclusive forum, page 44

2. We note your disclosure regarding your exclusive forum provision in your bye-laws.
         However, such provision does not appear to be set forth in your amended bye-laws filed as Exhibit 3.3. Please revise or advise.
Use of Proceeds, page 47

3. Please disclose the estimated net amount of the proceeds broken down into each principal intended use thereof. See Item 3.C of Form 20-F. In that regard, we note that you have not disclosed the amount of proceeds that you intend to use to pay for the costs of the scrubbers you describe in this section.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Bridge Facility, page 63

4. We note your disclosure regarding the Bridge Facility with DNB Markets. Please file such agreement as an exhibit, or provide your analysis as to why such agreement is not required to be filed. Refer to Item 601 of Regulation S-K. Description of Share Capital, page 119

5. We note your response to prior comment 6 that indicates the waiver would not be effective as a waiver of the right to sue for violations of the Securities Act or the
         Exchange Act. If you do not intend for this provision to be applicable to actions under the
         Securities Act or Exchange Act, please revise to state this information, and tell us how you will inform investors in future filings that the provision is not intended to apply to any such actions. In addition, we note your disclosure regarding the exception in the provision for actions involving fraud or dishonesty. However, it does not appear that such exception is included in the provision as set forth in your amended bye-laws filed as Exhibit 3.3.
         Please revise or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Herman Billung
Himalaya Shipping Ltd.
March 16, 2023
Page 3

       You may contact Lily Dang, Staff Accountant at 202-551-3867 or Mark Wojciechowski,
Staff Accountant at 202-551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Staff Attorney at 202-551-5351 or Laura Nicholson, Special Counsel at 202-551-3584 with any other questions.



                                                          Sincerely,
FirstName LastNameHerman Billung
                                                          Division of
Corporation Finance
Comapany NameHimalaya Shipping Ltd.
                                                          Office of Energy &
Transportation
March 16, 2023 Page 3
cc:       James McDonald
FirstName LastName